[BCE LOGO]

For Immediate Release

BCE announces James Prentice resignation from its Board of Directors

MONTRÉAL, May 21, 2014 – BCE Inc. (TSX, NYSE: BCE) today announced that the Honourable James Prentice, PC, QC, has resigned from the Boards of BCE and Bell Canada.

“On behalf of the Board of Directors, I sincerely thank Mr. Prentice for his invaluable service to our shareholders, customers and company,” said Tom O’Neill, Chair of the Board.

Mr. Prentice was a Director of BCE and of Bell since July 2011 and most recently served on the Pension Fund Committee. His resignation follows the announcement that Mr. Prentice will seek the leadership of the Progressive Conservative Association of Alberta.

ABOUT BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

Bell Let’s Talk is a national charitable and awareness program promoting Canadian mental health with national anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca